JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017

TELEPHONE: (212) 326-3939 • FACSIMILE: (212) 755-7306

Direct Number: (212) 326-8319

amlevine@jonesday.com

December 2, 2009

VIA EDGAR AND FACSIMILE

Division of Corporate Finance

Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549-3628

Attention: Song P. Brandon, Esq.

Office of Mergers and Acquisitions

Re:	OSG America L.P. (the “Partnership”)
Schedule 14D-9, filed November 5, 2009 (the “Schedule 14D-9”)
Schedule 13E-3, filed November 5, 2009 (the “Schedule 13E-3”)
SEC File No. 005-84674

Ladies & Gentlemen:

In response to our telephone conversation on November 30, 2009, the Schedule 14D-9 and Schedule 13E-3 have been further amended and the amendments are being filed concurrently with this letter.  The Schedule 14D-9 has been amended to clarify that the determination of fairness by the General Partner and the Partnership and the recommendation to tender by the Partnership are being made on their behalf by the Conflicts Committee pursuant to the Committee’s authorization.

As requested, we have also attached as Exhibit A to this letter a unanimous written consent of the GP Board, dated as of December 2, 2009, clarifying the Committee’s authority in this regard.

If you have any questions with respect to this filing, please contact me at (212) 326-8319 or Robert A. Profusek, also of this office, at (212) 326-3800.

Thank you in advance.

ATLANTA  •  BEIJING  •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS  •  DUBAI  •  FRANKFURT  •  HONG KONG  •  HOUSTON    IRVINE  •  LONDON  •  LOS ANGELES  •  MADRID  •  MEXICO CITY  •  MILAN  •  MOSCOW  •  MUNICH  •  NEW DELHI  •  NEW YORK  •  PARIS    PITTSBURGH  • SAN DIEGO  •  SAN FRANCISCO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

Song P. Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions
December 2, 2009

Very truly yours,

/s/ ANDREW M. LEVINE

Andrew M. Levine

cc:	James I. Edelson
OSG America LLC

James G. Dolphin
Chairman of the Conflicts Committee of
the Board of Directors of OSG America LLC

Robert A. Profusek
Jones Day

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Exhibit A

UNANIMOUS WRITTEN CONSENT OF THE

BOARD OF DIRECTORS OF

OSG AMERICA LLC

BACKGROUND

The Board of Directors (the “Board”) of OSG America LLC (the “Company”), a Delaware limited liability company, has previously authorized the Conflicts Committee of the Board (the “Committee”), pursuant to the unanimous written consent, dated as of June 18, 2009 (the “Consent”), to consider and evaluate any Potential Transaction (as defined in the Consent) and to take or cause to be taken any and all actions authorized in the Committee’s Charter or the Consent in respect of a Potential Transaction.

Pursuant to the Charter, the Committee is authorized to investigate, review and act on matters referred to it where a conflict of interest exists or arises between the Company and any of its affiliates (collectively, but excluding OSG America LP, a Delaware limited partnership (the “Partnership”), and its subsidiaries, the “Sponsor”), on the one hand, and the Partnership, its subsidiaries or its partners (other than the Company), on the other hand.

The Board wishes to (1) clarify that the Consent and the Charter collectively authorized the Committee to act on behalf of the Company and the Partnership in connection with the tender offer by OSG Bulk Ships, Inc. and Overseas Shipholding Group, Inc. (the “Offer”), including without limitation to prepare and make such filings with the Securities and Exchange Commission (the “SEC”) as are required to be made by the Company and the Partnership in connection therewith and to make any required disclosures therein, and (2) ratify, confirm and approve certain prior actions taken by the Committee, including without limitation any such filings or disclosures made prior to the date hereof.

RESOLUTIONS

Accordingly, pursuant to the Limited Liability Company Act of Delaware and the Amended and Restated Limited Liability Company Agreement, dated as of November 15, 2007, the undersigned, being all the members of the Board, hereby unanimously adopt the following resolutions:

RESOLVED, that, without limiting the generality of the Consent or the Charter, in connection with the Offer, the Committee was authorized, and remains authorized,  pursuant to the Consent and Charter, for and on behalf and in the name of the Company and the Partnership to (1) consider and evaluate the Offer and make a recommendation (or refrain from making a recommendation) as to whether holders of Partnership units (other than the Sponsor) accept the Offer, or whether to remain neutral with respect thereto and (2) prepare or cause to be prepared and to execute, deliver and file with the SEC (a) a Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3, together with all exhibits, schedules and appendices, and any amendments thereto, reciting the recommendation (or lack thereof) of the Company and the Partnership (made through the Committee) with respect to the Offer, as well as the reasons for such recommendation and such other disclosures as are required to be included therein and (b) all other consents, information and other documents required to be filed by the Company and the Partnership in connection with the Offer.

RESOLVED, that any actions taken by any members of the Committee prior to the adoption of these resolutions that are within the authority conferred hereby or by the Committee’s Charter or the Consent, had these resolutions predated such action, be and hereby are ratified in all respects.

RESOLVED, that the Committee is hereby authorized and empowered to do all acts as it may determine in its sole judgment to be necessary, advisable or appropriate to carry out the duties of the Committee as contemplated by the Committee’s Charter, the Consent and these resolutions.

RESOLVED, that the authority provided pursuant to the foregoing resolutions will not limit any authority granted to the Committee pursuant to any other actions of the Board or any contract to which the Company or the Partnership is a party.

(Remainder of Page Intentionally Left Blank)

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Dated as of December 2, 2009.

/s/ Morten Arntzen	/s/ Kathleen C. Haines
Morten Arntzen	Kathleen C. Haines

/s/ Steven T. Benz	/s/ Myles R. Itkin
Steven T. Benz	Myles R. Itkin

/s/ James G. Dolphin	/s/ Robert E. Johnston
James G. Dolphin	Robert E. Johnston

/s/ Henry P. Flinter
Henry P. Flinter